Exhibit 4.33

Reference: Renewal of Employment Agreement

Oriental Culture Holding LTD. (the “Company”) and Yi Shao entered into an Employment Agreement (“Employment Agreement”) on May 10, 2019, which has been renewed until May 10, 2024. By signing below both parties agree to further renew the term of the Employment Agreement until May 10, 2025. Except as expressly set forth herein, all terms of the Employment Agreement remain in full force and effect, and constitute the legal, valid, binding and enforceable obligations of the parties thereto.

Executive:

By:	/s/ Yi Shao
Yi Shao

ORIENTAL CULTURE HOLDING LTD

By:	/s/ Lijuan Ding
Name:	Lijian Ding
Title:	Chief Financial Officer